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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934

                                 (Rule 13D-102)

                 Information to be Included in Statements Filed
          Pursuant to Rule 13D-1(b)(c), and (D) and Amendments Thereto
                         Filed Pursuant to Rule 13D-2(b)


                          Eyetech Pharmaceuticals, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    302297106
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                                December 31, 2004
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

      |_|   Rule 13d-1(b)

      |_|   Rule 13d-1(c)

      |X|   Rule 13d-1(d)

      * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

      The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                               Page 1 of 10 pages

                                  SCHEDULE 13G

Issuer:  Eyetech Pharmaceuticals, Inc.                     CUSIP No.:  302297106

--------------------------------------------------------------------------------
    1.      Names of Reporting Persons.
            I.R.S. Identification Nos. of above persons (entities only).

            J.P. Morgan Partners (BHCA), L.P.
            13-3371826
--------------------------------------------------------------------------------
    2.     Check the Appropriate Box if a Member of a Group (See Instructions)

            (a) [_]

            (b) [_]
-------------------------------------------------------------------------------
    3.     SEC Use Only

--------------------------------------------------------------------------------
    4.     Citizenship or Place of Organization   Delaware

--------------------------------------------------------------------------------
  Number of Shares         5.     Sole Voting Power       2,280,896 shares of
  Beneficially Owned                                      Common Stock (includes
  by Each Reporting                                       Options to purchase
  Person With:                                            40,000 shares)
--------------------------------------------------------------------------------
                           6.     Shared Voting Power

--------------------------------------------------------------------------------
                           7.     Sole Dispositive Power   2,280,896 shares of
                                                           Common Stock
                                                           (includes Options
                                                           to purchase 40,000
                                                           shares)
--------------------------------------------------------------------------------
                           8.     Shared Dispositive Power

--------------------------------------------------------------------------------
 9.        Aggregate Amount Beneficially Owned by Each Reporting Person

           2,280,896 shares of Common Stock (includes Options to Purchase 40,000 shares)

 10. Check box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

 11.       Percent of Class Represented by Amount in Row (9)       5.5%
--------------------------------------------------------------------------------
 12.       Type of Reporting Person (See Instructions)

--------------------------------------------------------------------------------
PN

--------------------------------------------------------------------------------

                               Page 2 of 10 pages

                                  SCHEDULE 13G

ISSUER:  Eyetech Pharmaceuticals, Inc.                     CUSIP NO.:  302297106

ITEM 1.

(a)   Name of Issuer:

      Eyetech Pharmaceuticals, Inc.

(b)   Address of Issuer's Principal Executive Offices:

      3 Times Square
      New York, New York 10036

ITEM 2.

(a)   Name of Person Filing:

      J.P. Morgan Partners (BHCA), L.P.

      Supplemental information relating to the ownership and control of the person filing this statement is included in Exhibit 2(a) attached hereto.

      ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

      c/o J.P. Morgan Partners, LLC
      1221 Avenue of the Americas
      New York, New York 10020

      See also supplemental information relating to principal business office is included in Exhibit 2(a) attached hereto.

(b)   Citizenship:

      Delaware

(c)   Title of Class of Securities (Of Issuer):

      Common Stock

(d)   Cusip Number:

      2677606

Item 3. If This Statement is Filed Pursuant to Ss.ss. 240. 13D-1(b) or 240. 13D-2(b) or (C), Check Whether the Person Filing is A:

      Not applicable.

Item 4. Ownership

(a)   Amount Beneficially Owned:

      JPMP (BHCA):   2,280,896 (includes Options to
                     purchase 40,00 Shares of Common Stock)


(b)   Percent of Class:

      JPMP (BHCA):   5.5% (as of December 31, 2004)


                               Page 3 of 10 pages

                                  SCHEDULE 13G

ISSUER:  Eyetech Pharmaceuticals, Inc.                     CUSIP NO.:  302297106


(c)   Number of Shares as to Which Such Person Has:

      (i)   JPMP (BHCA): 2,280,896 (includes Options to purchase 40,00 Shares of
                         Common Stock)

      (ii)  Not applicable

      (iii) JPMP (BHCA): 2,280,896 (includes Options to purchase 40,00 Shares of
                         Common Stock)

      (iv)  Not applicable


Item 5.  Ownership of Five Percent or Less of a Class

                  Not applicable


Item 6.  Ownership of More Than Five Percent On Behalf of Another Person

                  Not applicable.


Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported On by the Parent Holding Company

                  Not applicable.


Item 8.  Identification and Classification of Members of the Group

                  Not applicable.


Item 9.  Notice of Dissolution of Group

                  Not applicable.


Item 10. Certification

                  Not applicable


                               Page 4 of 10 pages

                                  SCHEDULE 13G

ISSUER:  Eyetech Pharmaceuticals, Inc.                     CUSIP NO.:  302297106


                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:  February __, 2005

                                     J.P. MORGAN PARTNERS (BHCA), L.P.

                                     By: JPMP Masterfund Manager, L.P.,
                                         its General Partner

                                     By: JPMP Capital Corp.,
                                         its General Partner

                                     By: /s/ Jeffrey C. Walker
                                         ---------------------------------------
                                         Name:  Jeffrey C. Walker
                                         Title: President


                               Page 5 of 10 pages

                                  SCHEDULE 13G

ISSUER:  Eyetech Pharmaceuticals, Inc.                     CUSIP NO.:  302297106


                                  EXHIBIT 2(a)

Item 2. Identity and Background.

      This statement is being filed by J.P. Morgan Partners (BHCA), L.P., a Delaware limited partnership (hereinafter referred to as "JPMP (BHCA)"), whose principal business office is located 1221 Avenue of the Americas, New York, New York 10020. JPMP (BHCA) is engaged in the venture capital, private equity and leveraged buyout business. The general partner of JPMP (BHCA) is JPMP Master Fund Manager, L.P., a Delaware limited partnership (hereinafter referred to as "JPMP Master Fund"), whose principal business office is located at the same address as JPMP (BHCA), and is also engaged directly and indirectly (through affiliates) in the venture capital, private equity and leveraged buyout business. As general partner of JPMP (BHCA), JPMP Master Fund may be deemed to benefically own the shares held by JPMP (BHCA).

      The general partner of each of JPMP Master Fund is JPMP Capital Corp., a New York corporation (hereinafter referred to as "JPMP Capital Corp."), whose principal business office is located at the same address as JPMP (BHCA), and is also engaged directly and indirectly (through affiliates) in the venture capital, private equity and leveraged buyout business. Set forth in Schedule A hereto and incorporated herein by reference are the names, business addresses, principal occupations and employments of each executive officer and director of JPMP Capital Corp. As general partner of JPMP Master Fund, JPMP Capital Corp. may be deemed to beneficially own the shares held by JPMP (BHCA).

      JPMP Capital is a wholly owned subsidiary of JPMorgan Chase & Co., a Delaware corporation (hereinafter referred to as "JPMorgan Chase") which is engaged (primarily through subsidiaries) in the commercial banking business with its principal office located at 270 Park Avenue, New York, New York 10017. Set forth in Schedule B hereto and incorporated herein by reference are the names, business addresses, principal occupations and employments of each executive officer and director of JPMorgan Chase.


                               Page 6 of 10 pages

                                  SCHEDULE 13G

ISSUER:  Eyetech Pharmaceuticals, Inc.                     CUSIP NO.:  302297106


SCHEDULE A

                               JPMP CAPITAL CORP.

                              Executive Officers(1)

Chief Executive Officer                       William B. Harrison**
President                                     Jeffrey C. Walker*
Chief Investment Officer                      Arnold L. Chavkin*
Managing Director                             Srinivas Akkaraju*
Managing Director                             Christopher Albinson*
Managing Director                             Dr. Dana Beth Ardi*
Managing Director                             Richard Aube*
Managing Director                             Christopher C. Behrens*
Managing Director                             John Breckenridge*
Managing Director                             Julie Casella-Esposito*
Managing Director                             Rodney A. Ferguson*
Managing Director                             Cornell P. French*
Managing Director                             Michael R. Hannon*
Managing Director                             Matthew Lori*
Managing Director                             Jonathan R. Lynch*
Managing Director                             Bryan Martin*
Managing Director                             Sunil Mishra*
Managing Director                             Stephen P. Murray*
Managing Director                             Timothy Purcell*
Managing Director                             John Reardon*
Managing Director                             Faith Rosenfeld*
Managing Director                             Shahan D. Soghikian*
Managing Director                             William Stuck*
Managing Director                             Patrick J. Sullivan*
Managing Director                             Timothy J. Walsh*
Managing Director                             Richard D. Waters, Jr. *
Managing Director                             Damion E. Wicker, M.D.*


                                   DIRECTORS(1)

                              William B. Harrison**
                               Jeffrey C. Walker*

-----------------
(1)   Each of whom is a United States citizen.

(*) Principal occupation is employee and/or officer of J.P. Morgan Partners, LLC. Business address is c/o J.P. Morgan Partners, LLC, 1221 Avenue of the Americas, New York, New York 10020.

** Principal occupation is employee or officer of J.P. Morgan Chase & Co. Business address is c/o J.P. Morgan Chase & Co., 270 Park Avenue, New York, New York 10017.

                               Page 7 of 10 pages

                                  SCHEDULE 13G

ISSUER:  Eyetech Pharmaceuticals, Inc.                     CUSIP NO.:  302297106


                                                                      SCHEDULE B

                              JPMORGAN CHASE & CO.

                              EXECUTIVE OFFICER(1)

Chairman of the Board and Chief Executive Officer      William B. Harrison Jr.*
President and Chief Operating Officer                  James Dimon*
Chief Information Officer                              Austin A. Adams*
Co-Chairman, Investment Bank                           Steven D. Black*
Chief Executive Officer, Card Services                 William I. Campbell*
Chief Financial Officer                                Michael J. Cavanagh*
Chairman, West Coast Region                            David A. Coulter*
Director of Human Resources, Head of
  Real Estate/Facilities, General Services, Security   John J. Farrell*
Co-General Counsel                                     Joan Guggenheimer*
Director of Corporate Marketing and Communications     Frederick W. Hill*
Head, Commercial Banking                               Samuel Todd Maclin*
Head, Strategy and Business Development                Jay Mandelbaum*
Co-General Counsel                                     William H. McDavid*
Chief Executive Officer,
 Treasury & Securities Services                        Heidi Miller*
Head, Retail Financial Services                        Charles W. Scharf*
Executive Vice President, Card Services                Richard J. Srednicki*
Head, Asset & Wealth Management                        James E. Staley*
Chief Risk Officer                                     Don M. Wilson III*
Co-Chairman, Investment Bank                           William T. Winters*

-----------------
(1)   Each of whom is a United States citizen

(*) Principal occupation is employee or officer of JPMorgan Chase & Co. Business address is c/o JPMorgan Chase & Co., 270 Park Avenue, New York, New York 10017.

                               Page 8 of 10 pages

                                  SCHEDULE 13G

ISSUER:  Eyetech Pharmaceuticals, Inc.                     CUSIP NO.:  302297106


                                  DIRECTORS(1)

 NAME                         PRINCIPAL OCCUPATION OR EMPLOYMENT;
                              BUSINESS OR RESIDENCE ADDRESS
--------------------------------------------------------------------------------
 Hans W. Becherer             Retired Chairman of the Board and
                              Chief Executive Officer
                              Deere & Company
                              c/o JPMorgan Chase & Co.
                              270 Park Avenue
                              New York, New York 10017
--------------------------------------------------------------------------------
 John H. Biggs                Former Chairman and CEO
                              TIAA - CREF
                              c/o JPMorgan Chase & Co.
                              270 Park Avenue
                              New York, New York 10017
--------------------------------------------------------------------------------
 Lawrence A. Bossidy          Retired Chairman of the Board
                              Honeywell International Inc.
                              c/o JPMorgan Chase & Co.
                              270 Park Avenue
                              New York, New York 10017
--------------------------------------------------------------------------------
 Stephen B. Burke             President
                              Comcast Cable Communications, Inc.
                              c/o JPMorgan Chase & Co.
                              270 Park Avenue
                              New York, New York 10017
--------------------------------------------------------------------------------
 James S. Crown               President
                              Henry Crown and Company
                              c/o JPMorgan Chase & Co.
                              270 Park Avenue
                              New York, New York 10017
--------------------------------------------------------------------------------
 James Dimon                  President and Chief Operating Officer
                              JPMorgan Chase & Co.
                              270 Park Avenue, 8th Floor
                              New York, New York 10017-2070
--------------------------------------------------------------------------------
 Ellen V. Futter              President and Trustee
                              American Museum of Natural History
                              c/o JPMorgan Chase & Co.
                              270 Park Avenue
                              New York, New York 10017
--------------------------------------------------------------------------------
 William H. Gray, III         Retired President and Chief Executive Officer
                              The College Fund/UNCF
                              c/o JPMorgan Chase & Co.
                              270 Park Avenue
                              New York, New York 10017
--------------------------------------------------------------------------------

--------------
(1)   Each of whom is a United States citizen.

                               Page 9 of 10 pages

                                  SCHEDULE 13G

ISSUER:  Eyetech Pharmaceuticals, Inc.                     CUSIP NO.:  302297106

 NAME                         PRINCIPAL OCCUPATION OR EMPLOYMENT;
                              BUSINESS OR RESIDENCE ADDRESS
--------------------------------------------------------------------------------
 William B. Harrison, Jr.     Chairman of the Board and Chief Executive Officer
                              JPMorgan Chase & Co.
                              270 Park Avenue, 8th Floor
                              New York, New York  10017-2070
--------------------------------------------------------------------------------
 Laban P. Jackson, Jr.        Chairman and Chief Executive Officer
                              Clear Creek Properties, Inc.
                              c/o JPMorgan Chase & Co.
                               270 Park Avenue
                              New York, New York 10017
--------------------------------------------------------------------------------
 Lee R. Raymond               Chairman of the Board and Chief Executive Officer
                              Exxon Mobil Corporation
                              c/o JPMorgan Chase & Co.
                              270 Park Avenue
                              New York, New York 10017
--------------------------------------------------------------------------------
 John W. Kessler              Owner
                              John W. Kessler Company
                              c/o JPMorgan Chase & Co.
                              270 Park Avenue
                              New York, New York 10017
--------------------------------------------------------------------------------
 Robert I. Lipp               Chairman
                              The St. Paul Travelers Companies, Inc.
                              c/o JPMorgan Chase & Co.
                              270 Park Avenue
                              New York, New York 10017
--------------------------------------------------------------------------------
 Richard A. Monoogian         Chairman and Chief Executive Officer
                              Masco Corporation
                              c/o JPMorgan Chase & Co.
                              270 Park Avenue
                              New York, New York 10017
--------------------------------------------------------------------------------
 David C. Novak               Chairman and Chief Executive Officer
                              Yum! Brands, Inc.
                              c/o JPMorgan Chase & Co.
                              270 Park Avenue
                              New York, New York 10017
--------------------------------------------------------------------------------
 John R. Stafford             Retired Chairman of the Board Wyeth
                              c/o JPMorgan Chase & Co.
                              270 Park Avenue
                              New York, New York 10017
--------------------------------------------------------------------------------

                              Page 10 of 10 pages